

Mail Stop 3561

July 14, 2010

Thomas P. Johnson and Mindy C. Meads, Co-Chief Executive Officers
Aeropostale, Inc.
112 West 34th Street, 22nd floor
New York, NY 10120

> **Re:** **Aeropostale, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 29, 2010**
> **File No. 001-31314**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 001-31314**

Dear Mr. Johnson and Ms. Meads:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Michael J. Cunningham, CFO
Fax: (646) 485-5430